September 1, 2011

VIA EDGAR

John Reynolds, Division of Corporation Finance
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-7010

Re:	True Religion Apparel, Inc. (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 14, 2011
File No. 000-51483
Supplemental Response Letter
Dated July 22, 2011

Dear Mr. Reynolds:

We are submitting this letter in response to the comments set forth in your letter dated August 18, 2011, relating to our Form 10-K for fiscal year ended December 31, 2010 filed with the Securities and Exchange Commission (the “Commission”) on March 14, 2011.

For your convenience, we have included the Commission’s comments in bold typeface and appearing below them our responses.

Schedule 14A filed March 28, 2011

1.
We note your response to prior comment four from our letter dated July 5, 2011. In your response you indicate that, in future filings, you will provide further disclosure with respect to the Institutional Shareholder Services guidelines and how you apply them in calculating the “burn rate.” Please provide us with your proposed draft disclosure.

Company Response:

Our proposed disclosure with respect to the Institutional Shareholder Services guidelines and how we apply them in calculating burn rate is as follows:

“In administering the long-term equity incentive compensation component of our compensation program, we actively manage our awards in accordance with a target "burn rate." The burn rate measures the potential dilutive effect of our annual equity awards. In May 2009, we committed that with respect to shares of our common stock reserved under our 2009 Equity Incentive Plan, the burn rate of equity awards would not exceed an average of 3.44% per fiscal year through our fiscal year ending December 31, 2011.  Our average burn rate per fiscal year for the three fiscal years ending December 31, 2011 was [To Be Computed Following Year End 2011]%.

Securities and Exchange Commission
Division of Corporation Finance
September 1, 2011

Under this policy we recalculate our burn rate at the end of each fiscal year, consistent with the method utilized by Institutional Shareholder Services Inc. (“ISS”), which defines burn rate as the adjusted total number of equity awards made in a given year divided by the weighted common shares outstanding. The adjusted total number of equity awards is equal to the sum of (1) the number of shares of our common stock subject to options and (2) the number of full-value equity-based awards, such as restricted stock, granted during the year multiplied by a premium in accordance with ISS policy, which converts full-value awards into option equivalents based on stock price volatility.  The premium we adopted, based on the ISS guidelines in effect at the time we adopted our 2009 Equity Incentive Plan, counts one full-value award as equivalent to:

•	1.5 option shares if our annual common stock price volatility is 54.6% or higher;

•	2 option shares if our annual common stock price volatility is at least 36.1% but less than 54.6%;

•	2.5 option shares if our annual common stock price volatility is at least 24.9% but less than 36.1%;

•	3.0 option shares if our annual common stock price volatility is at least 16.5% but less than 24.9%;

•	3.5 option shares if our annual common stock price volatility is at least 7.9% but less than 16.5%; and

•	4 option shares if our annual common stock price volatility is less than 7.9%.

We calculate annual common stock price volatility consistent with the formula published by ISS which measures stock price volatility over a 200 day period as of the end of our most recent fiscal quarter and then annualized.”

Closing Comments:

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Securities and Exchange Commission
Division of Corporation Finance
September 1, 2011

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please call me at (323) 266-3072.

Sincerely,

/s/ Peter F. Collins
Peter F. Collins
Chief Financial Officer
True Religion Apparel, Inc.

cc:	Frank Reddick